Portions of this Exhibit 2.2 have been omitted based upon a request for confidential treatment. This Exhibit 2.2, including the non-public information, has been filed separately with the Securities and Exchange Commission. “[*]” designates portions of this document that have been redacted pursuant to the request for confidential treatment.

ASSIGNMENT AND ASSUMPTION AGREEMENT
THIS ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of November 6, 2013 (this “Assignment”), is by and between Republic Airways Holdings, Inc., a Delaware corporation (“Assignor”), and Frontier Airlines, Inc., a Colorado corporation (“Assignee”).
W I T N E S S E T H:
WHEREAS, Assignor and Airbus S.A.S. (“Airbus”) have entered into that certain A320 Family Aircraft Purchase Agreement dated as of September 30, 2011 (as amended, supplemented or otherwise modified by the documents listed on Annex A hereto and as otherwise amended, supplemented or modified from and after the date hereof and prior to the Effective Time (as defined below), the “Purchase Agreement”); and
WHEREAS, Assignor and Airbus entered into the Financing Letter Agreement dated as of September 30, 2011 (as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time, the “FLA”); and
WHEREAS, Assignor and Airbus Americas Customer Services, Inc. (“AACS”) have entered into certain additional agreements relating to the maintenance and modification of Airbus aircraft currently in the fleet of Assignee; and
WHEREAS, the parties hereto wish to effect the assignment by Assignor to Assignee of all right, title and interest of Assignor in and to the Assigned Agreements (as defined below) and the assumption by Assignee of the duties, obligations and liabilities of Assignor thereunder; and
WHEREAS, Assignor and Assignee desire to enter into this Assignment to effect such assignment and assumption, effective upon the Effective Time;
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.Definitions. All capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.
(a)    “Assigned Agreements” means each of the following agreements:
(i)    Purchase Agreement,
(ii)    FLA,

(iii)
Upgrade Services Agreement dated March 16, 2012, between Assignor and AACS bearing Airbus ref. no. FFT 1202-01-01, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

Assignment and Assumption Agreement

(iv)
Upgrade Services Agreement dated March 16, 2012, between Assignor and AACS bearing Airbus ref. no.FFT 1202-02-01, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(v)
Upgrade Services Agreement dated October 08, 2012, between Assignor and AACS bearing Airbus ref. no.FFT 1206-01-01, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(vi)
Upgrade Services Agreement dated July 08, 2012, between Assignor and AACS bearing Airbus ref. no.FFT 1309-01-03, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(vii)
Upgrade Services Agreement dated December 15, 2011, between Assignor and AACS bearing Airbus ref. no.FFT 1103-20-06, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(vii)
Upgrade Services Agreement dated December 18, 2011, between Assignor and AACS bearing Airbus ref. no.FFT 1103-10-05, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(viii)
Amendment Letter: FFT 1103- Amendment 1, effective as of January 3, 2012, between Assignor and AACS, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(ix)
Upgrade Services Agreement dated October 15, 2012 between Assignor and AACS bearing Airbus ref. no.FFT 1207-01-01, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,

(x)
Upgrade Services Agreement dated March 16, 2012 between Assignor and AACS bearing Airbus ref. no.FFT 1201-01-0, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time, and

(xi)
Upgrade Services Agreement dated March 16, 2012 between Assignor and AACS bearing Airbus ref. no.FFT 1201-02-01, as amended, supplemented or otherwise modified from and after the date hereof and prior to the Effective Time,.

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Assignment and Assumption Agreement

(b)    “Effective Time” means the time at which Airbus has received a certificate signed by each of the Assignor and the Assignee confirming that the “Closing,” as defined in the Stock Purchase Agreement, dated as of September 30, 2013, by and between Assignor and Falcon, has occurred.
(c)    “Falcon” means Falcon Acquisition Group, Inc., a Delaware corporation.
Section 2.    Assignment. For good and valuable consideration, receipt and sufficiency of which are acknowledged, effective as of the Effective Time, Assignor does hereby sell, grant, convey, assign, transfer and set over unto Assignee, its successors and permitted assigns, forever, all right, title and interest of Assignor in and to, and all duties, obligations and liabilities under, each of the Assigned Agreements. Effective as of the Effective Time, Assignor is released from all duties, obligations and liabilities under the Assigned Agreements.
Section 3.    Assumption. Effective as of the Effective Time, Assignee accepts the assignment of each of the Assigned Agreements and assumes, and agrees to perform, all of Assignor’s duties, obligations and liabilities thereunder.
Section 4.    [*]; Confidentiality.
(a) [*]
(b) Subject to any legal or governmental requirements of disclosure (whether imposed by applicable law, court order otherwise) and for disclosures by Assignor to Assignee that have been consented to by Airbus, each of Assignor, Airbus and AACS (which for this purpose will include their employees and legal counsel) will maintain the terms and conditions of each of the Assigned Agreements and any reports or other data furnished thereunder prior to the date hereof strictly confidential, including but not limited to, the Aircraft pricing and all confidential, proprietary or trade secret information contained in any reports or other data furnished to it by the other party hereunder (the “Confidential Information”), provided that disclosure may be made to each such person’s accountants and lawyers so long as such accountants and lawyers have agreed to maintain the Confidential Information as strictly confidential. To the extent Assignor furnishes any Confidential Information to its accountants or lawyers in accordance with this Section 4(b), Assignor shall be liable to Airbus and AACS, as applicable, for damages resulting from unauthorized disclosures of Confidential Information by such parties. Without limiting the generality of the foregoing, Assignor, Airbus and AACS will use their best efforts to limit the disclosure of the contents of any of the Assigned Agreements and other Confidential Information to the extent legally permissible in (i) any filing required to be made by such person with any governmental agency and will make such applications as will be necessary to implement the foregoing, and (ii) any press release concerning the whole or any part of the contents and/or subject matter hereof or of any future addendum hereto. With respect to any public disclosure or filing, each of Assignor, on the one hand, and Airbus and AACS, on the other, agrees to submit to the other a copy of the proposed document to be filed or disclosed and will give the other party or parties a reasonable period of time in which to review said document. Each of Assignor, Airbus and AACS, as the case may be, will consult with each other prior to the making of any public disclosure or filing, permitted hereunder, of any of the Assigned Agreements (in the case of Airbus or AACS, solely to the extent it is party to such Assigned Agreement) or the terms and conditions of any thereof.

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Assignment and Assumption Agreement

The provisions of this Section 4(b) survive any termination of this Assignment.
Section 5.    Successors and Assigns; Beneficiaries. This Assignment shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns. Falcon is an intended third party beneficiary of this Assignment and this Assignment may not be amended, modified or waived in any respect without the prior written consent of Falcon.
Representations and Warranties. The Assignor does hereby represent and warrant (a) that immediately prior to the Effective Time each of the Assigned Agreements is in full force and effect as to Assignor and is a legal, valid and binding obligation of Assignor, enforceable in accordance with its term and that Assignor is not in default thereunder; and (b) that, except for this Assignment, Assignor has not assigned, mortgaged, charged or pledged the whole or any part of the rights hereby assigned.
Section 6.    Further Assurances. Each of Assignor and Assignee agrees that it will execute and deliver such further documents and do such other acts and things as may be required by law or as may reasonably be requested of it by another party hereto in order to fully effect the purposes of this Assignment.
Section 7.    GOVERNING LAW. THIS ASSIGNMENT WILL BE GOVERNED BY AND CONSTRUED AND THE PERFORMANCE THEREOF WILL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PROVISIONS THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
Each of the Assignee and the Assignor (i) hereby irrevocably submits itself to the nonexclusive jurisdiction of the courts of competent jurisdiction located in New York County in the state of New York, for the purposes of any suit, action or other proceeding arising out of this Assignment, the subject matter hereof or any of the transactions contemplated hereby brought by any party or parties hereto, and (ii) hereby waives, and agrees not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, to the extent permitted by applicable law, any defense based on sovereign or other immunity or that the suit, action or proceeding which is referred to in this Section is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Assignment or the subject matter hereof or any of the transactions contemplated hereby may not be enforced in or by these courts.

Section 8.    Counterparts. This Assignment may be executed by the parties hereto in separate counterparts (including electronic and facsimile counterparts), each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.
Section 9.    Headings. Headings have been inserted for convenience only and may not be used in connection with the interpretation of this Assignment.

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Assignment and Assumption Agreement

Section 10.    Airbus Consent and Confirmation.
Each of Airbus and AACS consents to the terms of this Assignment.
Section 11.    Termination. If the Effective Time has not occurred by 11:59 p.m., E.S.T., on December16, 2013, this Assignment shall terminate and be of no further force and effect.
[Signature Pages Follow]

5

IN WITNESS WHEREOF, each of the parties hereto has caused this Assignment and Assumption Agreement to be duly executed and delivered by its authorized officer on the day and year set forth above.

REPUBLIC AIRWAYS HOLDINGS, INC., Assignor By: /s/ Ethan J. Blank Name: Ethan J. Blank Title: Vice President and General Counsel
FRONTIER AIRLINES, INC., Assignee By: /s/ David N. Siegel Name: David N. Siegel Title: President and Chief Executive Officer
ACKNOWLEDGED AND AGREED:

AIRBUS, S.A.S.
   By: /s/ Christophe Mourey
   Name: Christophe Mourey
   Title: Senior Vice President of Contracts
AIRBUS AMERICAS CUSTOMER SERVICES INC.
   By: /s/ Patrick Cecer
   Name: Patrick Cecer
   Title: Vice President

ANNEX A

Amendments, Supplements or Modifications to the Purchase Agreement

1.	Letter Agreement No. 1, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

2.	Letter Agreement No. 2, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

3.	Letter Agreement No. 3, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

4.	Letter Agreement No. 4, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

5.	Letter Agreement No. 5, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

6.	Letter Agreement No. 6A, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

7.	Letter Agreement No. 6B, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

8.	Letter Agreement No. 6C, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

9.	Letter Agreement No. 7, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

10.	Letter Agreement No. 8, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

11.	Letter Agreement No. 9, dated as of September 30, 2011, by and between Republic Airways Holdings Inc. and Airbus S.A.S.

12.	Amendment No. 1, dated as of January 10, 2013, by and between Republic Airways Holdings Inc. and Airbus S.A.S.